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                          Filed by F.N.B. Corporation

                  Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
                         Securities Exchange Act of 1934

                Subject Company: Promistar Financial Corporation
                           Commission File No. 0-12377

                               Date: July 17, 2001

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between FNB and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," "anticipates," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in FNB's reports filed with the SEC. FNB disclaims any responsibility to update these forward-looking statements.

         FNB will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of FNB relating to the shares to be issued in the merger, and the proxy statements of FNB and Promistar relating to the special meetings of shareholders of FNB and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by FNB free of charge by requesting them in writing from FNB Corporation, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention: Corporate Secretary, or by telephone at (814) 532-3801.

         FNB, Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of FNB and Promistar stock is set forth in the proxy statements for each company's 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to FNB and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.



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                                                           F.N.B. CORPORATION
                                                           (NASDAQ: FBAN)
WWW.FNBCORPORATION.COM                                     NAPLES, FL 34102

FOR IMMEDIATE RELEASE

DATE:             July 17, 2001
CONTACT:          Clay W. Cone
                  Vice President-Corporate Affairs
                  941-436-1676

               F.N.B. CORPORATION REPORTS 23 PERCENT INCREASE
                       IN SECOND QUARTER OPERATING INCOME

NAPLES, FL, July 17 - F.N.B. Corporation (Nasdaq: FBAN) today reported second quarter 2001 core operating earnings of $13.2 million, or $0.50 per diluted share. This represents an increase of 23% when compared to the $10.7 million, or $0.41 per diluted share, in core operating earnings reported for the second quarter of last year.

These results were in line with analysts' consensus estimates and company targets.

F.N.B.'s second quarter 2001 core operating results, which exclude merger-related and other nonrecurring charges, represent a return on average assets (ROA) of 1.3% and a return on average equity (ROE) of 15.2%. The company's second quarter operating revenue totaled $63.2 million (FTE), an increase of 13% over the second quarter of last year.

For the first six months of 2001, the company reported core operating earnings of $24.2 million, or $0.92 per diluted share, up 13% when compared to the $21.4 million, or $0.82 per diluted share, in core operating earnings reported for the same period a year earlier.

"F.N.B. continues to enjoy solid revenue and income growth while maintaining a keen eye on credit quality," said Gary L. Tice, President and Chief Executive Officer of F.N.B. Corporation. "The company is also achieving success in its efforts to boost fee income, which grew to a third of total revenues during the second quarter of this year."

Including one-time, merger-related and other nonrecurring expenses, net income for the second quarter was $11.0 million, or 0.41 per diluted share. For the first six months of 2001, net income was more than $17.2 million, or $0.65 per diluted share.

"These latest results are consistent with those discussed in prior releases and keep F.N.B. Corporation on track with its previously disclosed estimates of $0.51 per share core


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operating earnings in the third quarter of 2001 and $0.55 per share in the fourth quarter of 2001," Tice said. "This sets the stage for what we anticipate will be another record year."

During the second quarter, F.N.B. completed the affiliation of Citizens Community Bancorp Inc., the parent of Citizens Community Bank of Florida. Based on Marco Island, Florida, Citizens Community Bank had $150 million in deposits and four branch offices. With the completion of this merger, F.N.B. is now the second-largest financial institution in the Naples/Collier County area with 11 offices and more than $725 million in deposits.

Also during the quarter, F.N.B. completed the relocation of its principal executive offices. The company has reincorporated in the state of Florida and now legally operates from its corporate headquarters located in Naples, Florida. The relocation plan originally was announced in March and was approved by shareholders at the Annual Meeting in April.

The company also began to realize the cost savings related to its charter consolidation plan, which was implemented during the first quarter of 2001. Under the program, each of F.N.B.'s community bank affiliates was combined under a single operating charter for each state. This plan has resulted in significant savings by eliminating operational redundancies.

"The consolidation program improved the efficiency of our operations in Pennsylvania and Florida, producing after-tax benefits of approximately $2.9 million," Tice said. "It should also be noted that all this was accomplished without disruption to our valued customers."

On June 14, 2001, F.N.B. Corporation and Promistar Financial Corporation announced the signing of a definitive agreement in which Promistar will merge with and into F.N.B. Promistar, headquartered in Johnstown, Pennsylvania, is a bank holding company with total assets of more than $2.3 billion and 82 offices in southwestern Pennsylvania.

Due diligence on the transaction has been completed by both parties and completion of the transaction is subject to the normal regulatory approvals as well as the approval of F.N.B. and Promistar shareholders. The transaction is scheduled for completion in the first quarter of 2002 and is expected to be accounted for as a pooling of interests.

"We have been actively meeting with Promistar management and employees and are making considerable progress in combining these two fine organizations," Tice said. "This merger will be very beneficial to the shareholders and customers of both F.N.B. and Promistar."

For the second quarter of 2001, noninterest income, which includes earnings from trust, investment management services and other sources of fee income, was $20.1 million.


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This was an increase of 38% over the same period a year earlier. For the first half of 2001, noninterest income was $38.7 million, up 32% from the first six months of 2000.

"We are particularly pleased with the results of our ongoing initiative to boost fee income," Tice said. "By doing so, the company will significantly reduce its dependance on net interest income and produce a much more predictable revenue stream in the future."

Net interest income on a tax equivalent basis was $43.1 million in the second quarter of 2001, a 4% increase from the $41.3 million in the second quarter of 2000. The net interest margin was 4.63% in the second quarter of 2001 compared to 4.67% in the second quarter of 2000. The net interest margin was improved from 4.50% in the first quarter of 2001.

Noninterest expense for the quarter, excluding merger-related and other nonrecurring charges, was $40.2 million, up 10% from the $36.6 million in the second quarter of 2000. For the first half of 2001, noninterest expense, excluding merger-related and other nonrecurring charges, was $80.7 million, up 11% from the first six months of 2000. The increase in noninterest expense reflects the company's expansion into insurance, wealth management and other fee-based lines of business during the second half of 2000.

The company continues to maintain excellent asset quality. As of June 30, 2001, the allowance for loan losses as a percentage of total loans was 1.30%, compared to 1.28% a year earlier. Non-performing assets represented 0.42% of total loans, compared with 0.43% in the second quarter of last year. For the second quarter of 2001, net charge-offs were 0.41% of average loans, compared to 0.28% for the same period a year earlier.

Book value per common share increased 10%, from $12.42 per share at the end of the second quarter of 2000 to $13.62 per share at the end of the second quarter of 2001. Shareholders' equity also grew 10% to $353 million compared to $322 million a year ago.

F.N.B. Corporation is a $4.1 billion diversified financial services company headquartered in Naples, Florida. The company currently owns and operates traditional community banks, insurance agencies, a consumer finance company and First National Trust Company with a total of 156 offices in Florida, Pennsylvania, Ohio and Tennessee.

F.N.B. has increased cash dividends for 29 consecutive years and has been recognized as a Dividend Achiever by Mergent FIS, formerly known as Moody's Investors Service.

                                    # # # # #


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F.N.B. Corporation will host a conference call at 1 p.m. Eastern Time on July
18, 2001. The live call will be available by dialing 800-360-9865. For those who are unavailable to listen to the live conference call, a replay will be available from 3 p.m. on July 18, 2001, until 7 p.m. on July 25, 2001, by dialing 800-428-6051, with the access code 200565.

Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between F.N.B. and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," "anticipates," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in F.N.B.'s reports filed with the SEC. F.N.B. disclaims any responsibility to update these forward-looking statements.

F.N.B. will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of F.N.B. relating to the shares to be issued in the merger, and the proxy statements of F.N.B. and Promistar relating to the special meetings of shareholders of F.N.B. and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by F.N.B. free of charge by requesting them in writing from F.N.B. Corporation, 2150 Goodlette Road N., Naples, Fl. 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pa. 15901-1146,
Attention: Corporate Secretary, or by telephone at (814) 532-3801.


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F.N.B., Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of F.N.B. and Promistar stock is set forth in the proxy statements for each company's 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to F.N.B. and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Copies of this release are available over the Internet at or by contacting the F.N.B. Corporate Affairs Department at 1-800-262-7600, extension 1676.